Par II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check box if appropriate)

(   )          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filled on or before the fifth calendar day following the prescribed due date; and

(   )          (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.



Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filled within the prescribed time period.


The company is awaiting the completion of the company's year end audit by its accountants David Winings C.P.A. It is anticipated that the 10-KSB or portion thereof will be filed no later then the fifteenth calendar day following March 31, 2001.



Part IV - Other information

(4) Name and telephone number of person to contact in regard to this notifications:

      Randall A. Baker                         (760)-398-9700
      Name                                     (Area code) (telephone number)

(5) Have all other periodic reports required under Section13 or 15(d) of the Securities and Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                         (X)   YES                        (   )   NO

(6) Is it anticipated that any signifigant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         ( )   YES                       ( X )   NO



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      Animal Cloning Sciences, Inc.

              (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   March 29,2001

        By:/s/ Dempsey K. Mork
        Dempsey K. Mork
        President/Director






 Part IV (3) Explanation

                                  Statement of Independent Auditors

We are unable to furnish the required Independent auditor's report on the financial statements of Animal Cloning Sciencesg, Inc. as of and for the year ended December 31, 2000, due to the fact that our audit procedures have not been completed.

David Winings C.P.A.
Palm Desert, California

March 29, 2001


The company's loss from operations for the year ended December 31, 2000 will be approximately $430,000 subject to final auditors adjustments, as compared to $424,980 for the corresponding period in 1999.